UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MELFI UPDATE

SIGNATURES

MELFI UPDATE

For over two weeks, Fiat Auto has been targeted by efforts to paralyze the Sata plant and the entire Melfi industrial complex.

First came the road blocks around the plant, declared illegal by the courts. Next, non-striking workers were impeded by picketers from reaching their jobs.

Under these circumstances, activities at Melfi are resuming very slowly, and Fiat Auto's other Italian plants have had to suspend work because of a lack of parts.

Production has been reduced by 35 thousand vehicles to date, resulting in salary cuts for the workers and severe economic damage to the Company.

The situation is no less grim for Fiat Auto's network of suppliers: small and medium-sized companies are operating in an increasingly difficult environment.

It is important that normal conditions be restored as soon as possible because Fiat Auto is committed to a strong effort to invest in technology and new products which must not be damaged. These investments are part of a firm commitment to getting Italy's automotive industry back on track, protecting jobs and manufacturing sites throughout the country.

Fiat believes the full restoration of production at the Melfi plant is by now indispensable and urgent and, as the meetings held in recent weeks have demonstrated, is willing to discuss the issues at stake with the parties involved.

Turin, May 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney